March 27, 2019

via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Lisa N. Larkin, Esq.
Division of Investment Management

Re:	GraniteShares ETF Trust
Post-Effective Amendment No. 9 under the Securities Act of 1933 and Amendment No. 12 under the Investment Company Act of 1940
File Nos. 333-214796 and 811-23214

To the Commission:

On behalf of GraniteShares ETF Trust (the “Registrant”) we are transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant’s Post-Effective Amendment No. 9 to its Registration Statement on Form N-1A (Amendment No. 12 under the 1940 Act) (the “Amendment”).

We note that the Registrant filed Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A (Amendment No. 11 under the 1940 Act) (the “Prior Amendment”) pursuant to Rule 485(a) under the 1933 Act for the purpose of adding two series to the Registrant: GraniteShares Battery and Miners ETF (formerly, GraniteShares Future of Batteries ETF) and GraniteShares Junior Tech Mega Trends ETF (together, the “New Funds”). The Prior Amendment has not been declared effective. After conferring with the Commission’s staff (the “Staff”), the Registrant has determined to make this Amendment filing—which seeks to add the New Funds—pursuant to Rule 485(a) and, via separate correspondence, to request acceleration of the effective date of Amendment pursuant to Rule 461 under the 1933 Act so that it will become effective as of March 27, 2019 or as soon thereafter as practicable.

The Amendment incorporates comments received from the Staff on the Prior Amendment (as identified and addressed in separate correspondence to the Staff dated February 28, 2019, March 5, 2019 and March 18, 2019) with respect to disclosures concerning GraniteShares Battery and Miners ETF.

U.S. Securities and Exchange Commission March 27, 2019 Page 2

If you have any questions or comments regarding the Amendment, please call the undersigned at (312) 609-7747 or W. Thomas Conner at (212) 407-7715.

Sincerely,

/s/Nathaniel Segal
Nathaniel Segal
Counsel

cc:	W. Thomas Conner, Shareholder, Vedder Price P.C.